Karl T. Swanson, SME
PO Box 86
Larkspur, CO 80118, USA
Fax: (501) 638-9162
E:mail: karl.swanson@yahoo.com

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, Karl Swanson, SME, MAusIMM, do hereby consent to the public filing of the technical report titled NI 43-101 Technical Report Update, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, dated June 28, 2011, as amended January 6, 2012, with an effective date of January 1, 2011 (the “Report”) by Yukon-Nevada Gold Corp. (the “Company”) with the Canadian Securities Regulatory Authorities listed above and on SEDAR.

The undersigned consents to the use of any extracts from or a summary of the Report in the news releases of the Company dated May 3, 2011, June 28, 2011 and January 6, 2012 (the “Written Disclosure”).

The undersigned certifies that he has read the Written Disclosure being filed by the Company and that it fairly and accurately represents the information in the sections of the Report for which the undersigned is responsible.

DATED the 6th day of January, 2012.

“Signed”
Karl Swanson, SME, MAusIMM